    As filed with the Securities and Exchange Commission on August 10, 2001
                                                      Registration No. 333-50906

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                                       ON
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                                  Curis, Inc.
             (Exact name of Registrant as specified in its charter)
                                ---------------

          Delaware                   2836                     04-3505116
      (State or other
      jurisdiction of
      incorporation or   (Primary Standard Industrial      (I.R.S. Employer
       organization)     Classification Code Number)    Identification Number)

                               61 Moulton Street
                         Cambridge, Massachusetts 02138
                                 (617) 503-6500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                              Doros Platika, M.D.
                            Chief Executive Officer
                               61 Moulton Street
                         Cambridge, Massachusetts 02138
                                 (617) 503-6500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

    Steven D. Singer, Esq.                      James R. Tanenbaum, Esq.
      Hale and Dorr LLP                           Anna T. Pinedo, Esq.
       60 State Street                       Stroock & Stroock & Lavan LLP
 Boston, Massachusetts 02109                        180 Malden Lane
        (617) 526-6000                          New York, New York 10038
                                                     (212) 806-5400
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                ---------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              [LOGO APPEARS HERE]

                                5,200,000 Shares

                                  Common Stock

   The selling stockholders intend to sell 5,200,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The common stock is traded on the Nasdaq National Market under the symbol "CRIS." The last reported sale price of the common stock on the Nasdaq National Market on July 31, 2001 was $6.20 per share.

   The selling stockholders have acquired the offered shares directly from us in a private placement. The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

           Investing in our common stock involves significant risks.
                    See "Risk Factors" beginning on page 3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                 The date of this Prospectus is August  , 2001.

                               TABLE OF CONTENTS

   PROSPECTUS SUMMARY.......................................................   1
   RISK FACTORS.............................................................   3
   SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS........................  14
   USE OF PROCEEDS..........................................................  14
   SELLING STOCKHOLDERS.....................................................  15
   PLAN OF DISTRIBUTION.....................................................  16
   LEGAL MATTERS............................................................  18
   EXPERTS..................................................................  18
   ADDITIONAL INFORMATION...................................................  18
   WHERE YOU CAN FIND MORE INFORMATION......................................  18
   INCORPORATION BY REFERENCE...............................................  19

                               ----------------

   We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references in this prospectus to "Curis," "we," "us," and "our" refer to Curis, Inc. and its subsidiaries.

                               PROSPECTUS SUMMARY

   This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                                     Curis

 Our Business: We intend to be a leader in the emerging field of regenerative medicine, which seeks to improve, restore or preserve the normal function of tissues and organs by harnessing the body's inherent ability to repair damage caused by disease, trauma or age. By applying our knowledge of how genes function (functional genomics) and our knowledge of how cells develop into specialized adult tissues (developmental biology), we believe we will be able to activate cellular development pathways to promote repair and promote normal tissue and organ function, and inhibit abnormal growth pathways to treat certain types of cancer.

           We began operations on July 31, 2000 upon the completion of the merger of Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc. Each of these three companies made important contributions to the combined strength of our business. At the time of the merger, those contributions included the following:

          Ontogeny:              Validated developmental biology and functional
                                 genomic discovery engine

          Reprogenesis:          Clinical development, regulatory affairs, quality
                                 assurance, manufacturing, biomaterials and tissue
                                 engineering
                                 expertise

          Creative BioMolecules: Lead product awaiting regulatory review and significant antibody and developmental biology intellectual property

           Our product development pipeline includes a product which has been approved in Europe and Australia and is under regulatory review in the United States; a product in late-stage clinical development; multiple early clinical and advanced preclinical products; and a discovery engine that combines functional genomics, use of adult stem cells, and developmental biology across multiple therapeutic areas. By harnessing the body's inherent ability to repair damage caused by disease, trauma or age, we believe the products in our development pipeline have the potential to change the way degenerative disease, cancer and other disorders associated with loss of normal function are treated.

 Our Address: Our principal executive offices are located at 61 Moulton Street,
              Cambridge, Massachusetts 02138. Our telephone number is (617)
              503-6500. Our website is located at www.curis.com. Information contained in our website is not a part of this prospectus.

                                  The Offering

 Selling Stockholders: The selling stockholders are accredited investors that have acquired the shares of our common stock being offered by this prospectus on December 20, 2000 in a private placement.

 Common Stock Offered: All of the 5.2 million shares being offered by this prospectus are being sold by the selling stockholders.
                       We do not know when or in what amounts the selling stockholders may offer their shares for resale.

                       We will not receive any proceeds from the sale of shares
 Use Of Proceeds:      in this offering.

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide to purchase our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. Please read "Special Note Regarding Forward-Looking Statements."

Risks Related to Our Business, Industry, Strategy and Operations

   We are dependent on collaborative partners for the development and commercialization of many of our products. Any failure or delay by these partners in developing or commercializing our products could eliminate significant portions of our anticipated product pipeline.

   Our strategy for development and commercialization of many of our products depends upon the formation of collaborations and strategic alliances. We have entered into strategic alliances with Stryker Corporation, Micromet AG, Elan Corporation, plc, Aegera Therapeutics Inc. and other companies, and plan to enter into additional alliances. If the products developed as a result of these alliances are not approved for commercial sale in the United States and/or throughout the rest of the world, our royalty revenues will be diminished and our business will be materially and adversely affected. In addition, we may not be able to establish new collaborations and strategic alliances necessary to develop and commercialize products based upon our research efforts, or to establish such arrangements on terms favorable to us. We have limited control over the amount of resources and the schedule of product development in our collaborations with strategic partners and may not be able to control the efforts that any future strategic partners may devote to their respective programs with us. The timing and amount of any future royalties and manufacturing revenues with respect to product sales and product development under such collaborative arrangements will therefore depend on the level of commitment, timing and success of such collaborative partners' efforts. Accordingly, we cannot predict the success of current or future strategic alliances.

   As we proceed with our research and development efforts, we regularly review opportunities to establish new collaborations, joint ventures and strategic alliances to develop, commercialize, manufacture and market products in our development pipeline. If we determine it is necessary to establish certain new collaborations, joint ventures, or strategic alliances and we are unable to establish favorable arrangements to commercialize our products, we may elect to limit funding for some products in our development pipeline.

   We have not commercialized any products to date, and if we do not commercialize any products we will not be profitable.

   Even though Stryker has recently received approval to market OP-1 in Europe and Australia, to date, we have not commercialized the types of products that we or our collaborative partners are and will be developing. Many of these types of products may require additional research and development, clinical trials and/or regulatory resources and/or expertise prior to any commercial sale.

   We currently have no products for sale by us or our collaborative partners. Stryker has indicated that it may begin to sell OP-1 in Europe and Australia by the end of 2001. If, however, we or our collaborative partners are not successful in developing and commercializing additional products in the United States and globally, we will not become profitable.


   We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

   The products that we will be developing compete with existing and new products being created by pharmaceutical, biopharmaceutical, biotechnology and medical device companies, as well as universities and other research institutions. Many of our competitors are substantially larger than we are and have substantially greater capital resources, research and development staffs and facilities than we have. Efforts by other biotechnology or pharmaceutical companies could render our programs or products uneconomical or result in therapies superior to those that we develop. Furthermore, many of our competitors are more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly and at a lower cost. These competitors may discover, develop and commercialize products which render non-competitive or obsolete the products that we or our collaborative partners are seeking to develop and commercialize.

   Other companies are engaged in the research and development of proteins for various applications. We believe that other biopharmaceutical companies also are developing proteins, primarily growth factors, for use in the local repair of orthopaedic and skeletal defects and in other indications. In addition, a number of other companies are pursuing traditional therapies that may compete with our products, including bone grafts and electrical stimulation devices for the repair of orthopaedic and other skeletal defects.

   In the field of tissue engineering and the treatment of damaged or diseased tissue, we compete with several companies that are developing various tissue replacement products. In addition, a number of biotechnology, pharmaceutical and medical device companies are developing other types of products as alternatives to tissue replacement/augmentation for a variety of indications.

   For example, vesicoureteral reflux is a pediatric disorder of the urinary tract involving the backflow of urine from the bladder to the kidneys. Vesicoureteral reflux is currently treated in the United States either by surgery or with antibiotics; however, a number of other bulking agents, such as bovine dermal collagen, a substance derived from the skin of cows, synthetic materials and other biomaterials (such as dextranomer beads in a hydrogel), are being evaluated for use in its treatment. Deflux, which in 2000 was recommended for approval by an advisory panel for FDA for use in the United States and is already approved for use outside of the United States, is an example of a competing bulking agent. If Deflux were to be approved by the FDA, our Chondrogel product may be materially adversely impacted.

   In the area of cardiovascular medicine, several approaches are currently being developed by major medical device, pharmaceutical and biotechnology companies to reduce restenosis or the re-narrowing of treated blood vessels, associated with current cardiovascular therapies. These approaches include, among others, local and systemic drug therapy, locally delivered radiation, gene therapy, and improved stents and stenting techniques.

   In addition, research in the fields of stem cells, developmental biology and functional genomics is highly competitive. Our competitors in the field of stem cells include, among others, Advance Tissue Sciences, Inc., Bresagen, Ltd., Geron Corporation, Incara Pharmaceuticals Corporation, StemCells, Inc. and Titan Pharmaceuticals, Inc., as well as other private companies and major pharmaceutical companies. Our competitors in the field of developmental biology include, among others, Amgen, Inc., Chiron Corporation, Exelixis, Inc., Genentech, Inc. and Geron Corporation, as well as other private companies and major pharmaceutical companies. Competitors in the genomics area include, among others, public companies such as Axys Pharmaceuticals, Inc., Genome Therapeutics Corporation, Human Genome Sciences, Inc., Incyte Pharmaceuticals, Inc., Millennium Pharmaceuticals, Inc. and Myriad Genetics, Inc., as well as private companies and major pharmaceutical companies. We also compete with universities and other research institutions, including those receiving funding from the federally funded Human Genome Project. A number of entities are attempting to identify and patent rapidly randomly sequenced genes and gene fragments, typically without specific knowledge of the function of such genes or gene fragments. In addition, we believe that certain entities are pursuing a gene identification and characterization and product development strategy based on positional cloning. Our competitors may discover, characterize and develop important inducing molecules or genes in advance of us. We also face competition from these and other entities in gaining access to DNA samples used in our research and development projects. We expect competition to intensify in genomics research and developmental biology as technical advances in the field are made and become more widely known.

   We rely on our strategic partners for support in our disease research programs and intend to rely on our strategic partners for preclinical evaluation and clinical development of our potential products and manufacturing and marketing of any products. Some of our strategic partners are conducting multiple product development efforts within each disease area that is the subject of our strategic alliance with them. Our strategic alliance agreements may not restrict a strategic partner from pursuing competing internal development efforts. Any of our product candidates, therefore, may be subject to competition with a potential product under development by a strategic partner.

   Public attitudes towards stem cell research may negatively affect regulatory approval or public perception of our products.

   Our strategy for the development and commercialization of several of our product candidates will depend in part on our collaboration with Aegera Therapeutics, which involves stem cell research. Public acceptance of the use of stem cell research in the development of new cell-based therapies for the prevention or treatment of human diseases may negatively affect our ability to execute on this part of our strategy. Public attitudes towards our business may be influenced by claims that stem cell research is unsafe or unethical, and cell therapy may not gain the acceptance of the public or the medical community. Adverse effects in the field of cell therapy that have occurred or may occur in the future also may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates.

   The use of certain human stem cells gives rise to ethical, legal and social issues regarding the appropriate use of these cells. In the event that our research related to human stem cells becomes the subject of adverse commentary or publicity, the market price for our common stock could be significantly harmed.

   The market may not be receptive to our products due to their use of new technologies or cost. Such a lack of reception could limit our sales of these and future products.

   The commercial success of our products that are approved for marketing will depend upon their acceptance by patients, the medical community and third-party payors. OP-1, a biological device being developed by our strategic partner Stryker, is a new form of treatment for orthopaedic reconstruction, and will require a change from the current standard of care. Chondrogel, currently being developed for the vesicoureteral reflux indication, is based on the new technology of tissue engineering. These products may never gain commercial acceptance among physicians, patients and third-party payors, even if necessary marketing approval is obtained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products.

   In addition, Chondrogel is an autologous cell-based product, meaning that a patient's own cells are used to treat a medical condition. Chondrogel may be more costly than other competitive bulking products because each cell batch must be handled individually. Therefore, traditional scale-up technologies are not applicable in our manufacturing process. We may not be able to manufacture products that will be cost effective or, if we can, our products may not receive commercial and market acceptance.

   Our growth could be limited if we are unable to attract and retain key personnel and consultants.

   Our success is substantially dependent on our ability to attract and retain qualified scientific and technical personnel for the research and development activities we conduct or sponsor. If we lose one or more of the members of our senior management or other key employees or consultants, our business and operating results could be seriously harmed. Only a limited number of the members of our senior management or other key employees, including Doros Platika, M.D., our President and Chief Executive Officer, Andrew Uprichard, our Executive Vice President and Chief Operating Officer, and Danial Passeri, our Senior Vice President, Corporate Development and Stratigic Planning have entered into employment agreements that provide for severance payments if they are terminated without cause.

   Our anticipated growth and expansion into areas and activities requiring additional resources or expertise, such as regulatory affairs, compliance, manufacturing and marketing, will require the addition of new key personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense, and we may not be able to hire, train, retain or motivate such additional personnel.

   If we fail to obtain an adequate level of reimbursement for our future products or services by third-party payors, there may be no commercially viable markets for our products.

   The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products. In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

   In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of some or all of these proposals affects or will affect our ability to raise capital, obtain additional collaborative partners and market our products.

   If we or our collaborative partners obtain marketing approval for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

   We could be exposed to significant risk from liability claims if we are unable to obtain insurance at acceptable costs or otherwise protect ourselves against potential product liability claims.

   We may be subjected to product liability claims that are inherent in the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with the development or commercialization of our products. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Product liability insurance is generally expensive for biopharmaceutical companies such as ours. Although we maintain limited product liability insurance coverage for the clinical trials of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our present insurance levels and insurance subsequently obtained will not provide adequate coverage against all potential claims.

Risks Relating to Financing

   We have incurred substantial losses, we expect to continue to incur losses and we may never achieve profitability.

   We expect to incur substantial operating losses for the foreseeable future. We currently have no material sources of revenue from product sales or license fees. It is uncertain when, if ever, we will develop significant revenue sources or become profitable, even if we are able to commercialize products. In addition, because certain of our product candidates consist of living cells, they may be more expensive to manufacture than conventional therapeutic products.

   We expect to increase our spending significantly as we continue to expand our research and development programs, expand our clinical trials, apply for regulatory approvals and begin commercialization activities. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business.

   We may require additional financing, which may be difficult to obtain and may dilute your ownership interest in us.

   We will require substantial funds to continue our research and development programs, including clinical trials of our product candidates, and to manufacture and market any products that are approved for commercial sale. Our future capital requirements will depend on many factors, including the following:

  . continued progress in our research and development programs, as well as the magnitude of these programs;

  . the resources required to initiate and then successfully complete our clinical trials for Chondrogel, Vascugel, Cur-61414 and other product candidates;

  . the time and costs involved in obtaining regulatory approvals for Chondrogel, Vascugel, Cur-61414 and other product candidates;

  . the cost of manufacturing and commercialization activities;

  . the cost of any additional facilities requirements;

  . the timing, receipt and amount of milestone and other payments from collaborative partners such as Stryker;

  . the timing, payment and amount of milestone license, royalty payments, research funding and royalties due to licensors of patent rights and technology used to make, use and sell our product candidates;

  . the timing, receipt and amount of sales revenues and royalties from our potential products in the market; and

  . the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the costs of obtaining any required licenses to technologies.

   We estimate that it will cost at least $60 million to fund our operations until the end of 2002. At June 30, 2001, we had cash, cash equivalents and marketable securities of approximately $59 million, and with additional revenues from corporate partnerships and other revenues, we believe we will have sufficient capital resources to fund our operations into 2003. We may seek additional funding through collaborative arrangements and public or private financings. However, the biotechnology market is highly volatile and, depending on market conditions and the state of our research, development and commercialization programs, additional financing may not be available to us on acceptable terms or at all. If we fail to obtain such additional financing, our ability to continue all of our research, development, commercialization, manufacturing and marketing activities may be significantly diminished.

   If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of our stockholders. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue independently.

Risks Relating to Clinical and Regulatory Matters

   If our clinical trials are not successful, we will not be able to complete development and market or commercialize our products.

   In order to obtain regulatory approval for the commercial sale of our product candidates, we will be required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate the safety and efficacy of our products. We have limited experience in conducting clinical trials and rely at times on contract research organizations and collaborative partners for their performance and management.

   We cannot assure you that clinical trials of OP-1, Chondrogel, Vascugel or other product candidates under development will be sufficient to obtain regulatory approvals for the indications being studied. Furthermore, the timing and completion of the current and planned clinical trials for Chondrogel and Vascugel, Stryker's current and planned clinical trials of OP-1, as well as clinical trials of other products, depend on, among other factors, the numbers of patients required for approval and the rate at which those patients are enrolled. In our clinical trials, more than the anticipated number of patients could be required and enrollment may not proceed at the predicted rate. Any increase in the number of patients or decrease in recruitment rates may result in increased costs, program delays or both. Also, these products may not be effective in treating any of our targeted disorders or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use.

   Progress in the area of orthopaedic reconstruction and dental applications is within the exclusive control of Stryker. Even though Stryker has received approval for the commercialization of OP-1 in Europe and Australia, our business could be adversely affected if Stryker is unable to obtain FDA approval for the commercialization of OP-1 in the United States. For example, Stryker filed a Pre-Market Approval (PMA) application for OP-1, which was accepted by the FDA in June 1999. On January 29, 2001, Stryker announced that it had received a not-approvable letter from the FDA regarding its PMA for OP-
1. As reported by Stryker, the deficiencies cited in the letter relate primarily to the lack of statistical equivalence as compared to the control treatment of autograft in the clinical trial for tibial nonunions. The FDA has recommended that Stryker conduct a new study. As shown by the Stryker example, the timing of the regulatory process is unpredictable and it is uncertain whether or when approvals will be obtained from the FDA or other regulatory agencies for any use of OP-1.

   We could also experience delays in our preclinical trials of any of our product candidates, unfavorable results in any development program, failure to obtain regulatory approval for the commercialization of any of our products or failure to achieve market acceptance of any approved products. Any of these events would have a negative impact on our ability to market a product.

   The development process necessary to obtain regulatory approval is complex, costly and lengthy and we may not obtain necessary regulatory approvals.

   We and our collaborative partners must obtain regulatory approval for ongoing development activities and before marketing or selling any of our products. We may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products. In addition, regulatory agencies may not grant approvals on a timely basis or may revoke or significantly modify previously granted approvals. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products and our ability to generate product revenue.

   The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA and other clearances or approvals is uncertain and typically takes a number of years, depending on the complexity and novelty of the product. The process of obtaining FDA and other required regulatory approvals for many of our products is further complicated because some of these products use non-traditional or novel materials in non-traditional or novel ways, and the regulatory officials have little precedent to follow. We have only limited experience in filing and prosecuting applications for the conduct of clinical studies and for obtaining marketing approval. Any delay in obtaining or failure to obtain required clearance or approvals would reduce our ability to generate revenues from the affected product. We also plan to rely significantly on contract research organizations and collaborative partners as we build internal capabilities.

   Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may restrict the size of the market for the product and affect reimbursement by third party payors.

   We also are subject to numerous foreign regulatory requirements governing the design and conduct of the clinical trials and the manufacturing and marketing of our future products outside of the United States. The approval procedure varies among countries and the time required to obtain foreign approvals often differs from that required to obtain FDA approvals. Moreover, approval by the FDA does not ensure approval by regulatory authorities in other countries, and vice versa.

   Our ability to conduct preclinical research is also subject to new and evolving regulations governing the use of human and embryonic tissues for isolating new growth factors and genes which may be useful in identifying and developing new therapeutic product candidates. Our ability to conduct critical research on which our future development activities are based could be restricted or delayed depending on the outcome of pending rulemaking proceedings governing the use of these tissues and the collection of related genetic information.

   Even if we obtain marketing approval, our products will be subject to ongoing regulatory oversight which may affect our ability to successfully commercialize any products we develop.

   Even if we receive regulatory approval of a product, the approval may be subject to limitations on the indicated uses for which the product is marketed or contain requirements for costly post-marketing follow-up studies. After we obtain marketing approval for any product, the manufacturer and the manufacturing facilities for that product will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, or with the manufacturer or facility, may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

   If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

   We may not be able to comply with other governmental regulations, which could subject us to penalties and otherwise result in the limitation of our operations.

   In addition to comprehensive regulation by the FDA, we are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Research Conservation and Recovery Act, regulations administered by the Nuclear Regulatory Commission, national restrictions on technology transfer, import, export and customs regulations and certain other local, state or federal regulation. From time to time, other federal agencies and congressional committees have indicated an interest in implementing further regulation of biotechnology applications. We are not able to predict whether any such regulations will be adopted or whether, if adopted, such regulations will apply to our business, or whether we would be able to comply with any applicable regulations.

   Our research and development activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and dispersing of such materials comply with all applicable laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials.

Risks Relating to Product Manufacturing, Marketing and Sales

   We have limited manufacturing capabilities and may be unable to expand our manufacturing capabilities as required to meet demand for our products.

   We have limited experience or capabilities in large-scale commercial manufacturing of any of our product candidates. Our current facilities and staff are inadequate for commercial production and distribution of products. Our marketing plan for Chondrogel may involve in-house manufacturing of this product. We may not be able to attract, train and retain the required personnel or to expand our manufacturing capability to manufacture commercial quantities of Chondrogel or any of our other products in a timely manner. Our manufacturing scale-up efforts may not be successful, and we may not be able to establish or maintain reliable, high-volume manufacturing capabilities at commercially reasonable costs on a timely basis, or at all. In addition, potential efforts to contract for manufacture of Chondrogel may not be successful.

   Delays in obtaining regulatory approval of our manufacturing facility and disruptions in our manufacturing process may delay or disrupt our commercialization efforts.

   Before we can begin commercially manufacturing our product candidates, we must obtain regulatory approval for our manufacturing facility and process. Manufacturing of our product candidates must comply with the regulations of the FDA and with foreign regulatory authorities, including current good manufacturing practices (cGMP). The cGMP regulations provide a framework that describe the minimum practices, facilities and controls to be used for the manufacture, processing, packing and holding of a medicinal product to assure that the product meets the established requirements for safety and effectiveness and govern manufacturing methods, quality control and documentation policies and procedures. In complying with cGMP and foreign regulatory requirements, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may be limited in the jurisdictions in which we are permitted to sell our product candidates.

   We have no sales and marketing experience or infrastructure, which could impair or delay our ability to commercialize our products.

   We have no sales, marketing and distribution experience or infrastructure. We plan to develop small specialty sales, marketing and distribution capabilities for the sale, marketing and distribution of Chondrogel and other specialty products. However, we may not be able to successfully develop this sales, marketing and distribution capability. With respect to all of our other products which address larger markets, we plan to rely significantly on sales, marketing and distribution arrangements with third parties for the products that we are developing until we are able to develop more significant internal sales, marketing and distribution capabilities. We may have limited or no control over the sales, marketing and distribution activities of our present or future collaborative partners. Our future revenues may be materially dependent upon the success of the efforts of these third parties.

   In determining whether to perform sales, marketing and distribution functions ourselves, we face a number of risks, including:

  . not being able to attract and build a significant marketing staff or sales force;

  . the cost of establishing a marketing staff or sales force may not be justifiable in light of any product revenues; and

  . the failure of our direct sales and marketing efforts to be successful.

Risks Relating to Intellectual Property

   We may not be able to obtain patent protection for our discoveries and we may infringe patent rights of third parties.

   The patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual questions.

Our success depends in significant part on our ability to:

  . obtain patents;

  . protect trade secrets;

  . operate without infringing upon the proprietary rights of others; and

  . prevent others from infringing on our proprietary rights.

   Patents may not issue from any of the patent applications that we own or license. If patents do issue, the allowed claims may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States have been maintained in secrecy until patents issue, third parties may have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

   We may not hold proprietary rights to some patents related to our proposed products. In some cases, these patents may be owned or controlled by third parties. As a result, we or our collaborative partners may be required to obtain licenses under third-party patents to develop and commercialize some of our proposed products or services. If licenses are not available to us on acceptable terms, we or our collaborative partners will not be able to develop and commercialize these products or services.

   If we are not able to keep our trade secrets confidential, our technology and information may be used by others to compete against us.

   We also rely significantly upon unpatented proprietary technology, information, processes and know-how. We seek to protect this information through confidentiality agreements with our employees, consultants and other third-party contractors as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

   We may become involved in expensive patent litigation or other intellectual property proceedings which could result in liability for damages or stop our development and commercialization efforts.

   There have been substantial litigation and other proceedings regarding the complex patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights.

   Situations in which we may become involved in patent litigation or other intellectual property proceedings include:

  . initiation of litigation or other proceedings against third parties to enforce our patent rights;

  . initiation of litigation or other proceedings against third parties to seek to invalidate the patents held by these third parties or to obtain a judgment that our products or services do not infringe the third parties' patents;

  . participation in interference or opposition proceedings to determine the priority of invention if our competitors file patent applications that claim technology also claimed by us;

  . initiation of litigation by third parties claiming that our processes or products or the intended use of our products infringe their patent or other intellectual property rights; and

  . initiation of litigation by us or third parties seeking to enforce contract rights relating to intellectual property which may be important to our business.

   The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other intellectual property proceeding is resolved unfavorably to us, we or our collaborative partners may be enjoined from manufacturing or selling our products and services without a license from the other party and be held liable for significant damages. Moreover, we may not be able to obtain required licenses on commercially acceptable terms or any terms at all, and we could be liable for lost profits if we are found to infringe a valid patent, and treble damages if we are found to have willfully infringed such patent rights. Patent cases frequently involve highly complex scientific matters, and each party has the right to seek a trial by jury. Accordingly, litigation results are highly unpredictable and we or our collaborative partners may not prevail in any patent proceeding.

   Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could damage our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time and expense.

   If we breach any of the agreements under which we license or acquire intellectual property from others, we could lose intellectual property rights that are important to our business.

   We are a party to intellectual property licenses and agreements that are important to our business and expect to enter into similar licenses and agreements in the future. These licenses and agreements impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance and other obligations on us. If we fail to comply with these requirements, we could lose intellectual property rights that are important to our business.

   If licensees or assignees of our intellectual property rights breach any of the agreements under which we have licensed or assigned our intellectual property to them, we could be deprived of important intellectual property rights and future revenue.

   We are a party to intellectual property out-licenses, collaborations and agreements that are important to our business and expect to enter into similar agreements with third parties in the future. Under these agreements, we license or transfer intellectual property to third parties and impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance, and other obligations on them. If a third party fails to comply with these requirements, we generally retain the right to terminate the agreement, and to bring a legal action in court or in arbitration. With respect to the agreement with Stryker regarding OP-1 and agreement with Micromet regarding our single chain antibody technology, the assignment of intellectual property is irrevocable in the event of a breach of the agreement. Accordingly, it may be more difficult to enforce our rights under these agreements in the absence of litigation.

Risks Related to Our Common Stock

   We expect that our stock price will fluctuate significantly.

   Our common stock is listed on the Nasdaq National Market under the ticker symbol "CRIS." The stock market, particularly in recent years, has experienced significant volatility particularly with respect to biopharmaceutical and biotechnology based stocks. The volatility of biopharmaceutical and biotechnology based stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause such volatility in the market price of the common stock include:

  . announcements of the introduction of new products by us or our competitors;

  . market conditions in the biotechnology sectors;

  . rumors relating to us or our competitors;

  . litigation or public concern about the safety of our potential products;

  . actual or anticipated variations in our quarterly operating results;

  . deviations in our operating results from the estimates of securities analysts;

  . adverse results or delays in clinical trials;

  . FDA or international regulatory actions; and

  . general market conditions.

   If stockholders do not receive dividends, stockholders must rely on stock appreciation for any return on their investment in us.

   We have not declared or paid cash dividends on any of our capital stock. We currently intend to retain earnings, if any, for future growth and, therefore, do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of the common stock will provide a return to investors.

   We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect our stock price.

   Provisions of our certificate of incorporation, our bylaws and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing changes in control of our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest. Our certificate of incorporation permits the board of directors to issue preferred stock without stockholder approval. In addition to delaying or preventing an acquisition, the issuance of a substantial number of preferred shares could adversely affect the price of the common stock.

   Our certificate of incorporation provides for staggered terms to be served by the board of directors which makes it difficult for stockholders to change the composition of the board of directors in any one year. In addition, our bylaws restrict the ability of stockholders to call a special meeting of the stockholders. These provisions may have the effect of preventing or delaying changes in control of our management.

              SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors", that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any of our forward-looking statements.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

   We are registering all 5.2 million shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in December 2000 in a private placement pursuant to purchase agreements signed in November 2000. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders as gifts, partnership distributions or other non-sale related transfers after the date of this prospectus to resell the shares when they deem appropriate.

   The following table sets forth the name of each of the selling stockholders, the number of shares owned by each of the selling stockholders as of July 31, 2001, the number of shares that may be offered under this prospectus, and the number of shares of common stock to be owned by each of the selling stockholders after this offering is completed. Percentage of ownership is based on 32,216,261 shares of common stock outstanding on July 31, 2001. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus.

                          Shares of Common Stock                     Shares of Common Stock to
                               Owned as of                                 be Owned After
                              July 31, 2001         Number of Shares       the Offering**
                          ---------------------------  of Common     ------------------------------
Name of Selling                                       Stock Being
Stockholder                 Number      Percentage   Offered Hereby     Number        Percentage
---------------           ------------- ---------------------------- --------------- --------------
Ashton Partners
 L.L.C. ................            --          --          --                   --            --
BayStar Capital, LP.....        168,750          *      168,750                  --            --
BayStar International,
 LTD. ..................         56,250          *       56,250                  --            --
Bridgewood Capital
 Partners, LP...........            --          --          --                   --            --
Carmignac Technologies
 Fund...................            --          --          --                   --            --
Crestwood Capital
 International, Ltd. ...            --          --          --                   --            --
Crestwood Capital
 Partners, LP...........            --          --          --                   --            --
Crestwood Capital
 Partners II, LP........            --          --          --                   --            --
DAS Consulting Inc. ....          5,000          *        5,000                  --            --
The DCF Life Sciences
 Fund Limited...........        185,000          *      100,000               85,000            *
DCF Partners, L.P. .....        350,000        1.1%     300,000               50,000            *
Deephaven Private
 Placement Trading,
 Ltd. ..................            --          --          --                   --            --
DWS Investment..........        425,000        1.3%     425,000                  --            --
Equity Portfolio, a
 series of IDS Life
 Series Fund, Inc. .....            --          --          --                   --            --
Essex Global Life
 Sciences Fund..........            --          --          --                   --            --
Essex Global Life
 Sciences Fund II, LP...            --          --          --                   --            --
Essex Woodlands Health
 Ventures Fund IV,
 L.P. ..................        745,085        2.3%     175,000              570,085          1.8%
The FMG Bio-Med Hedge
 Fund, Ltd. ............            --          --          --                   --            --
Framlington Health
 Fund...................        400,000        1.2%     400,000                  --            --
James C. Kelly..........            --          --          --                   --            --
KCM Biomedical L.P. ....            --          --          --                   --            --
KCM Biomedical Offshore
 Fund, Ltd. ............            --          --          --                   --            --
Meriken Nominees Ltd. ..            --          --          --                   --            --
Moore Global
 Investments, Ltd. .....            --          --          --                   --            --
MRM Life Ltd. ..........            --          --          --                   --            --
Munder Framlington
 Health Fund............        400,000        1.2%     400,000                  --            --
Narragansett I, LP......            --          --          --                   --            --
Narragansett Offshore,
 Ltd. ..................            --          --          --                   --            --
Permal Essex Global
 Healthcare Ltd. .......            --          --          --                   --            --
Remington Investment
 Strategies, L.P. ......            --          --          --                   --            --
UBS O'Connor LLC f/b/o
 UBS Global Arbitrage
 Master Limited.........            --          --          --                   --            --
United Capital
 Management, Inc. ......            --          --          --                   --            --
Veredus Market Neutral
 Fund L.P. .............            --          --          --                   --            --
Veredus Partners L.P....            --          --          --                   --            --
Vulcan Ventures Inc. ...      2,318,663        7.2%     750,000            1,568,663          4.9%
Zeke, LP................            --          --          --                   --            --

--------
*  Less than one percent.
** Assumes, for purposes of this table, all shares offered pursuant to this prospectus are actually sold.

   We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

   Except for Vulcan Ventures Inc., none of the selling stockholders named above has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years. Ms. Kunath, a director of Curis since February 2000, has served as biotechnology portfolio manager for Vulcan Ventures since 1992.

                              PLAN OF DISTRIBUTION

   The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made through the automated quotation system of the Nasdaq National Market on the facilities of any national exchanges on which the common stock is then traded or, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  . a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;

  . an exchange distribution in accordance with the rules of an exchange;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  . in privately negotiated transactions.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

  . the name of each selling stockholder and of the participating broker-dealer(s);

  . the number of shares involved;

  . the price at which the shares were sold;

  . the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

  . that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  . other facts material to the transaction.

   From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions.

   The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

   In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

   The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

   We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

   We have agreed to maintain the effectiveness of this registration statement until the earlier of 24 months from the effective date or the date on which the shares purchased in the private placement may be resold without registration by reason of Rule 144(k) promulgated under the Securities Act. The selling stockholders may sell all, part or none of the shares offered by this prospectus.

                                 LEGAL MATTERS

   The validity of the shares of our common stock offered by this prospectus were passed upon for us by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Curis for the year ended December 31, 2000 have been so incorporated in reliance upon the report of Arthur Andersen LLP, independent public accountants, given on the authority of said firm as experts on auditing and accounting.

   The consolidated financial statements of Creative BioMolecules, Inc., predecessor to Curis, as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Curis for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on March 30, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an emphasis paragraph referring to the merger agreement with Ontogeny, Inc. and Reprogenesis, Inc. to form Curis), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement, including exhibits, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file annual and quarterly reports, proxy statements and other information with the Commission. These reports, proxy statements and other information are available for inspection and copying at the Commission public reference rooms and the Commission's website referred to above.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may review any document we file at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor,

New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings can also be reviewed by accessing the Commission's internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the common stock covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporated by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares of common stock covered by this prospectus.

   (1) Our Annual Report on Form 10-K for the year ended December 31, 2000,

   (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001,

   (3) Our Current Report on Form 8-K filed on January 31, 2001,

   (4) Our Current Report on Form 8-K filed on July 2, 2001,

   (5) Our Current Report on Form 8-K filed on July 5, 2001,

   (6) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement, and

   (7) The description of our common stock contained in our Registration Statement on Form 8-A declared effective on June 19, 2000.

   You may request a copy of these documents, which will be provided to you at no cost, by contacting:

                     Curis, Inc.
                     61 Moulton Street
                     Cambridge, MA 02138
                     Attention: George A. Eldridge
                     Telephone: (617) 503-6500

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except any commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

   Filing Fee--Securities and Exchange Commission.................. $ 13,825.00
   Legal fees and expenses.........................................  100,000.00
   Accounting fees and expenses....................................   65,000.00
   Printing, EDGAR formatting and mailing expenses.................   50,000.00
   Miscellaneous expenses..........................................   13,175.00
                                                                    -----------
     Total expenses................................................ $242,000.00
                                                                    ===========

Item 15. Indemnification of Directors and Officers.

   Article SIXTH of the Registrant's Certificate of Incorporation provides, in general, that no director shall be personally liable to the Registrant or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the registrant, except to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware ("Delaware Corporation Law"), as the same exists or may hereafter be amended.

   Article EIGHTH of the Registrant's Certificate of Incorporation provides, in general, that the Registrant shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant), by reason of the fact that such person is or was, or has agreed to become, a director or officer of the registrant, or is or was serving or has agreed to serve, at the request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation (including any partially or wholly owned subsidiary of the registrant), partnership, joint venture, trust or other enterprise (including any employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding to the maximum extent permitted by the Delaware Corporation Law and further provides that the foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director or officer may be entitled, under any by-law, agreement, vote of directors or stockholders or otherwise.

   Section 145(a) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

   Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

   Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Item 16. Exhibits.

 Exhibit
 Number  Description
 ------- -----------
   3.1   Restated Certificate of Incorporation of Curis, Inc. (previously filed as an exhibit to the Joint Proxy Statement Prospectus on Form S-4 of
         Curis, Inc. (File No. 333-32446) and incorporated herein by reference).

   3.2   Certificate of Designations of Curis, Inc.

   3.3 Amended and Restated By-laws of Curis, Inc. (previously filed as an exhibit to the Registration Statement on Form S-1 of Curis, Inc. (File
         No. 333-50906) and incorporated herein by reference).

   5.1 Opinion of Hale and Dorr LLP (previously filed as an exhibit to the Registration Statement on Form S-1 of Curis, Inc. (File No. 333-50906) and incorporated herein by reference).

  23.1   Consent of Arthur Andersen LLP.

  23.2   Consent of Deloitte & Touche LLP.

  23.3   Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith
         (previously filed as an exhibit to the Registration Statement on Form
         S-1 of Curis, Inc. (File No. 333-50906) and incorporated herein by reference).

Item 17. Undertakings.

   Item 512(a) of Regulation S-K. The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (ii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(I) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by this paragraphs is contained in periodic filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

   (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   Item 512(b) of Regulation S-K. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts, on August 10, 2001.

                                          Curis, Inc.

                                          By:  /s/ Doros Platika
                                             ----------------------------------
                                          Name: Doros Platika
                                          Title: President and Chief Executive
                                           Officer

   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

          /s/ Doros Platika            Chief Executive Officer      August 10, 2001
______________________________________  (principal executive
            Doros Platika               officer)
                                        and Director

                  *                    Vice President and Chief     August 10, 2001
______________________________________  Financial Officer
          George A. Eldridge            (principal financial and
                                        accounting officer)

                  *                    Director                     August 10, 2001
______________________________________
            Susan B. Bayh

                  *                    Director                     August 10, 2001
______________________________________
         Martyn D. Greenacre

                  *                    Director                     August 10, 2001
______________________________________
            Ruth B. Kunath

                  *                    Director                     August 10, 2001
______________________________________
         James R. McNab, Jr.

                  *                    Director                     August 10, 2001
______________________________________
          Douglas A. Melton

                  *                    Director                     August 10, 2001
______________________________________
          Michael Rosenblatt

                  *                    Director                     August 10, 2001
______________________________________
            James R. Tobin


          /s/ Doros Platika                                         August 10, 2001
______________________________________
  Doros Platika, as Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------
   3.1   Restated Certificate of Incorporation of Curis, Inc. (previously filed as an exhibit to the Joint Proxy Statement Prospectus on Form S-4 of
         Curis, Inc. (File No. 333-32446) and incorporated herein by reference).

   3.2   Certificate of Designations of Curis, Inc.

   3.3 Amended and Restated By-laws of Curis, Inc. (previously filed as an exhibit to the Registration Statement on Form S-1 of Curis, Inc. (File
         No. 333-50906) and incorporated herein by reference).

   5.1 Opinion of Hale and Dorr LLP (previously filed as an exhibit to the Registration Statement on Form S-1 of Curis, Inc. (File No. 333-50906) and incorporated herein by reference).

  23.1   Consent of Arthur Andersen LLP.

  23.2   Consent of Deloitte & Touche LLP.

  23.3   Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith
         (previously filed as an exhibit to the Registration Statement on Form
         S-1 of Curis, Inc. (File No. 333-50906) and incorporated herein by reference).